New York Key Market

EconoMIC IMPACT OF HIT-FINANCED PROJECTS^ IN NEW YORK CITY
In 2024 Dollars, Since Inception*

80	$2.2B	$8.0M	$5.5B	45,444
Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved (91% affordable)

$6.7B	27.0M	30,188	$3.2B	$426.6M
Total Economic Impact	Hours of Union Construction Work	Jobs Across Industries	Total Wages and Benefits	State and Local Tax Revenue Generated

* Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of June 30, 2025. Economic impact data is in 2024 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department at 202-331-8055 or by viewing the HIT’s website at www.aflcio-hit.com. The prospectus should be read carefully before investing.